September 8, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Fly Leasing Limited
Registration Statement on Form F-3
Filed August 6, 2014 (as amended on August 25, 2014)
File No. 333-197912

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fly Leasing Limited (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-197912) (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 4:30 p.m. (New York City time) on September 10, 2014 or as soon thereafter as is practicable.

The Registrant acknowledges that:

•	should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Boris Dolgonos of Jones Day at (212) 326-3430 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

*         *         *

Very truly yours,

FLY LEASING LIMITED

By:	/s/ Gary Dales
Name:	Gary Dales
Title:	Chief Financial Officer

cc: Boris Dolgonos, Jones Day

FLY Leasing Limited

West Pier

Dun Laoghaire

Co Dublin, Ireland